UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month January 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .                                .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated January 3, 2014.	2

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), Grifols, S.A. (“Grifols”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

On 3 January 2014 a US$1.5 billion bridge loan has been signed and fully subscribed in equal parts by Nomura, BBVA and Morgan Stanley. The loan will be used for the payment related to the acquisition of the diagnostics business unit of the Swiss company Novartis International AG (Novartis) as informed in the Relevant Event dated 11th November 2013. The loan does not include any financial restrictions with respect to Grifols dividends policy or investments.

In Barcelona, 3 January 2014

Raimon Grifols Roura
Secretary to the Board of Directors

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: January 3, 2014